SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                   LABORATORY CORPORATION OF AMERICA HOLDINGS
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                                (Name of Issuer)

                         COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                  5054OR 10 2
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                                 (CUSIP Number)

                                Peter R. Douglas
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 6, 2000
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

          Note. This document is being electronically filed with the Commission using the EDGAR system. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
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CUSIP No. 5054OR 10 2                 13D                Page 2 of 4 Pages

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   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       Roche Holdings, Inc.     51-0304944
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS
       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e).                                                 [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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     NUMBER OF      7 SOLE VOTING POWER         6,132,926 shares of Common Stock
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8 SHARED VOTING POWER       N/A
      OWNED BY      ------------------------------------------------------------
        EACH        9 SOLE DISPOSITIVE POWER    6,132,926 shares of Common Stock
     REPORTING      ------------------------------------------------------------
    PERSON WITH    10 SHARED DISPOSITIVE POWER  N/A
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                6,132,926 shares of Common Stock
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       45.97% of Common Stock
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  14   TYPE OF REPORTING PERSON
       CO, HC
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


     The following information amends and supplements the Schedule 13D dated April 28, 1995 (the "Schedule 13D").

Item 1. Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock" ) of Laboratory Corporation of America Holdings, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 358 South Main Street, Burlington, North Carolina 27215.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     Holdings plans to sell up to approximately 2.5 million shares of Common Stock to a limited number of investors. Holdings currently owns 6,132,926 shares or 45.97% of the Company's Common Stock and 8 1/2% Series B Pay-in-Kind Preferred Stock ("Series B Preferred Stock") convertible into 11,719,713 shares of Common Stock. At June 30, 2000, assuming Holdings sells the full amount of the 2.5 million shares of Common Stock and all of the Company's 8 1/2% Series A Convertible Exchangeable Preferred Stock and Series B Preferred Stock (including the Series B Preferred Stock held by Holdings) is converted, Holdings' ownership of Common Stock would be approximately 45%.

     The Company has filed a registration statement with the Securities and Exchange Commission relating to the proposed offer and sale by Holdings of the Company's Common Stock, but the registration statement has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time such registration statement becomes effective.


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


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


     Dated: June 7 , 2000




                                                ROCHE HOLDINGS, INC.

                                                By: /S/ Marcel Kohler
                                                   -----------------------------
                                                   Name: Marcel Kohler
                                                   Title: Secretary